HSBC USA INC.
Callable Return Enhanced Market Participation Notes With Contingent Protection
Linked to the iShares® MSCI Emerging Markets Index Fund

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

INDICATIVE TERMS

Issuer	HSBC USA Inc. (AA-/A1)[1]
Note	Callable Return Enhanced Market Participation Notes With Contingent Protection
Trade Date	July 22, 2009
Settlement Date	July 27, 2009
Maturity Date	July 27, 2011[2]
Issue Price	$1,000 per Note (100.00%)
Reference Asset	The iShares® MSCI Emerging Markets Index Fund ("EEM") (Bloomberg Ticker: EEM UP <Equity>)
Trigger Event	A trigger event occurs if, on the final valuation date, the official closing price is less than the barrier price.
Barrier Price	The barrier price will be 70.00% of the initial price.
Final Settlement Value if Not Redeemed Prior to Maturity	If the notes are not subject to an early redemption, investors will receive a cash payment at maturity that is based on the reference return: ■ *If the reference return is positive*, your payment at maturity per $1,000 principal amount note will be calculated as $1,000 + ($1,000 × reference return × upside participation rate) ■ *If the reference return is negative and a trigger event has not occurred*, you will receive a cash payment on the maturity date, per $1,000 principal amount note, equal to $1,000 ■ *If the reference return is negative and a trigger event has occurred*, you will be exposed to the full amount of negative reference return, and your payment at maturity will be $1,000 + ($1,000 × reference return) **You may lose up to 100% of your investment at maturity if the reference return is negative.**
Early Redemption	The note may be redeemed at the issuer's discretion on July 30, 2010[2] at an amount that will be between 114.00% and 118.00% of the principal amount.
Reference Return	$$\frac{\text{Final Price – Initial Price}}{\text{Initial Price}}$$
Initial Price	The official closing price on the NYSE Arca of the iShares® MSCI Emerging Markets Index Fund as determined by the calculation agent on the pricing date, adjusted from time to time by the calculation agent as described under "Specific Terms of the Notes – Adjustments to an ETF" in the accompanying product supplement.
Final Price	The official closing price on the NYSE Arca of the iShares® MSCI Emerging Markets Index Fund as determined by the calculation agent on July 22, 2011[2] (the final valuation date).
Upside Participation Rate	200%
Minimum Denomination	$1,000 and integral multiples thereof.
CUSIP	4042K0XZ3

[1] HSBC USA Inc. is rated AA- by Standard & Poor's and A1 by Moody's. A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

[2] Expected. Subject to adjustment as due to a market disruption event or non-business day as described in the accompanying free writing prospectus and product supplement.

Notes Description

The note provides the investor with an upside participation rate of 200% on the positive performance of the iShares® MSCI Emerging Markets Index Fund uncapped, subject to an issuer's option to redeem the notes after one year's time. Additionally the note provides contingent protection for a decline of up to 30% in the final price, as compared to the initial price, if held to maturity. The contingent protection feature applies only if the notes are held to maturity and is subject to the creditworthiness of the Issuer.

Highlights

- *Early Redemption Feature:* The note may be redeemed at the Issuer's discretion after one year, in which case the investor will receive a return that will be between 14% and 18% (to be determined on the pricing date).

- *Enhanced Growth Potential:* Investors receive 200% uncapped upside participation in the performance of the iShares® MSCI Emerging Markets Index Fund at maturity, subject to early redemption.

- *Contingent Protection:* At maturity, investors will not experience any loss associated with the first 30% of decline in the price of the iShares® MSCI Emerging Markets Index Fund, but will be exposed to the full amount of the negative reference return if the decline is greater than 30%.



DESCRIPTION OF THE EEM AND HISTORICAL PERFORMANCE

5 Year Historical Month-End Price Performance of the iShares® MSCI Emerging Markets Index Fund



Past performance is not a prediction or guarantee of future results.
Source: Bloomberg Professional® service.

The iShares® MSCI Emerging Markets Index Fund is an exchange-traded fund incorporated in the USA. The fund seeks results that correspond generally to the price and yield performance of the MSCI Emerging Markets Index. The fund will concentrate its investments in a particular industry or geographic region to approximately the same extent the index is so concentrated.

*Source: Bloomberg Professional® service

INVESTOR SUITABILITY

The notes may be suitable for you if:

- You seek an investment with an uncapped appreciation potential. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will depend on whether, and the extent to which, the reference return is positive.

- You believe the price of the reference asset will increase over the term of the notes.

- You are willing to make an investment that is exposed to the full amount of the negative reference return on a 1 to 1 basis for each percentage point that the reference return is less than zero in the event that a trigger event occurs.

- You are willing to forego dividends or other distributions paid to holders of shares of the reference asset or the stocks held by the reference asset.

- You are willing to make an investment whose return is limited to a pre-specified return on the call payment date if we decide to redeem the notes prior to maturity.

- You do not seek current income from this investment.

- You do not seek an investment for which there is an active secondary market.

- You are willing to hold the notes to maturity.

- You seek an investment whose return, if any, is linked to the reference asset, which tracks an index that intends to measure the performance of the emerging equity markets of certain foreign jurisdictions.

- You are comfortable will the creditworthiness of HSBC, as issuer of the notes.

The notes may not be suitable for you if:

- You believe the price of the reference asset will be less than the barrier price on the final valuation date or that the reference return will not be sufficiently positive to provide you with your desired return.

- You believe the price of the reference asset will decrease over the term of the notes.

- You are unwilling to make an investment that is exposed to the full amount of the negative reference return on a 1 to 1 basis for each percentage point that the reference return is below zero in the event that a trigger event occurs.

- You seek an investment that guarantees at least partial principal protection.

- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You prefer to receive the dividends or other distributions paid on shares of the reference asset or any stocks held by the reference asset.

- You seek current income from your investment.

- You seek an investment for which there will be an active secondary market.

- You are unable or unwilling to hold the notes that may be redeemed prior to maturity at our option or otherwise to hold the notes to maturity.

- You do not seek an investment whose return may depend, among other things, on the performance of the emerging equity markets of certain foreign jurisdictions.

- You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the notes.

CERTAIN RISKS AND CONSIDERATIONS

Purchasing the notes involves a number of risks. It is suggested that prospective investors reach a purchase decision only after careful consideration with their financial, legal, accounting, tax and other advisors regarding the suitability of the notes in light of their particular circumstances. See "Risk Factors" in the accompanying Free Writing Prospectus and Prospectus Supplement for a discussion of risks, which include:

- The notes are principal protected only if the final price has not declined by more than 30%, as compared to the initial price.

- The notes may be redeemed prior to maturity, and you may not be able to reinvest your proceeds at a comparable return for a similar level of risk.

- There may not be an active secondary trading market in the notes, the notes will not be listed or displayed on any securities exchange and the notes should be viewed as long term instruments.

- The return on the notes at maturity, if any, is linked to the performance of the shares of the EEM, which may be positive or negative.

- Events involving the companies that comprise the index that the EEM tracks, the MSCI Emerging Markets Index, may affect EEM and therefore the value of your notes. In addition, you will not receive dividend payments on the stock of those companies or on the stocks held by the EEM.

- The EEM may not completely track the MSCI Emerging Markets Index .

- Your yield may be less than that of a standard debt security of comparable maturity.

- You will not receive any periodic interest payments on the notes.

- An investment in the notes is subject to risks associated with the foreign securities markets.

- The notes are subject to currency exchange risk because the stocks that comprise the MSCI Emerging Markets Index are denominated in foreign currencies and are converted to U.S. dollars for purposes of calculating the level of such index, and those foreign currencies may strengthen or weaken against the U.S. dollar.

- The notes have only limited antidilution protection and may be negatively affected by actions taken by the EEM or by companies comprising the MSCI Emerging Markets Index.

- The notes are subject to significant risks not associated with conventional fixed rate or floating rate debt securities.

- These notes are not bank deposits and are not insured by the FDIC or any other U.S. federal or state government agency.

This Free Writing Prospectus relates to one note offering linked to the reference asset identified on the cover page. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to the reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference asset, the underlying indices or as to the suitability of an investment in the notes.

You should read this document together with the Prospectus dated April 2, 2009, the Prospectus Supplement dated April 9, 2009, the Product Supplement dated April 9, 2009 and the Free Writing Prospectus dated July 2, 2009. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page S-3 of the Prospectus Supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to the "Issuer," "HSBC," "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a Prospectus) and a second Free Writing Prospectus with the Securities and Exchange Commission for the offering to which this Free Writing Prospectus relates. Before you invest, you should read the Prospectus, the Prospectus Supplement, the Product Supplement and the other Free Writing Prospectus for more complete information about the issuer and this offering. You may get these items for free by visiting EDGAR on the SEC's website at www.sec.gov Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus, Prospectus Supplement, Pricing Supplement and Free Writing Prospectus if you request it by calling toll free, 1-888-800-4722.
You may also obtain:

- the Free Writing Prospectus at http://www.sec.gov/Archives/edgar/data/83246/000114420409035860/v154107_fwp.htm
- the Product Supplement at http://www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm
- the Prospectus Supplement at http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
- the Prospectus at http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this Free Writing Prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.